SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 1, 2007

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated February 1, 2007 re: Partner Communications announces it received a claim together with a request for a certification as a class action.

PARTNER COMMUNICATIONS ANNOUNCES IT
RECEIVED A CLAIM TOGETHER WITH A REQUEST FOR
A CERTIFICATION AS A CLASS ACTION

Rosh Ha’ayin, Israel, February 1st, 2007 – Partner Communications Company Ltd. (“Partner”) (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, announced that a claim of NIS 10.61 billion, together with a request for a certification as a class action, were filed against the Company and against Bezeq -The Israeli Telecommunication Co. Ltd., Hot Cable Systems Media Ltd., Cellcom Israel Ltd, Pelephone Communications Ltd. The claim and the request for a certification as a class action were filed with the Jerusalem District Court, by three plaintiffs who claim to be customers of some of the defendants.

The claim is that the defendants have not implemented number portability and are in violation of the Communication Law, mandating the implementation of telephone number portability on September 1st, 2006. It is claimed that the defendants are thus harming the claimants and consumers of telephone services in general.

The claimants are demanding NIS 1,000 for each customer and relate to Partner 2,626,000 customers. The claimants reserve their right to increase the amount of the lawsuit as long as the claimed violation continues.

At this stage Partner is unable to evaluate the probability of success of such claim.

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About Partner Communications

Partner Communications Company Ltd. (Partner) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality service and a range of features to 2.668 million subscribers in Israel. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on The NASDAQ Global Select Market™ and on the Tel Aviv Stock Exchange under the symbol PTNR. The shares are also traded on the London Stock Exchange under the symbol PCCD.

Partner is a subsidiary of Hutchison Telecommunications International Limited (Hutchison Telecom). Hutchison Telecom is a leading listed telecommunications operator (SEHK: 2332; NYSE: HTX) focusing on dynamic markets. It currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in India, Israel, Macau, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

For more information about Partner, see www.investors.partner.co.il

Contacts:

Mr. Emanuel Avner		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, Investor and International Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	dan.eldar@orange.co.il

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: February 1, 2007

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